As filed with the Securities and Exchange Commission on May 9, 2025

Registration No. 333-272826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Virgin Galactic Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	85-3608069
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Flight Way

Tustin, California 92782

(949) 774-7640

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Sarah Kim

Chief Legal Officer

1700 Flight Way

Tustin, California 92782

(949) 774-7640

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Drew Capurro

Kevin Reyes

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 (this “Amendment”) to the Registration Statement on Form S-3 (File No. 333-272826) (as amended, the “Registration Statement”) of Virgin Galactic Holdings, Inc. (the “Company”) is being filed as an exhibit-only filing solely as a technical update in connection with its conversion to a non-automatic shelf registration statement to file an updated consent of Ernst & Young LLP as Exhibit 23.2. Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature page to Registration Statement and the updated Exhibit 23.2. The prospectus and the balance of Part II of the Registration Statement, including the balance of Item 16 thereto, are unchanged and have been omitted.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits

Exhibit Number	Description
23.2*	Consent of Ernst & Young LLP, independent registered public accounting firm.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tustin, State of California, on May 9, 2025.

Virgin Galactic Holdings, Inc.

By:	/s/ Douglas Ahrens
Douglas Ahrens
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director	May 9, 2025
Michael Colglazier	(Principal Executive Officer)

/s/ Douglas Ahrens	Chief Financial Officer (Principal Financial and	May 9, 2025
Douglas Ahrens	Accounting Officer)

*	Director	May 9, 2025
Henio Arcangeli, Jr.

*	Director	May 9, 2025
Luigi Brambilla

*	Director	May 9, 2025
Tina Jonas

*	Director	May 9, 2025
Craig Kreeger

*	Director	May 9, 2025
Raymond Mabus

*	Director	May 9, 2025
Wanda Sigur

*	Director	May 9, 2025
Diana Strandberg

*	Director	May 9, 2025
W. Gilbert West

*By:	/s/ Douglas Ahrens
Douglas Ahrens
Attorney-in-Fact